UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 29, 2012

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat

BHP Billiton Limited
180 Lonsdale Street
Melbourne Victoria 3000 Australia
GPO BOX 86
Melbourne Victoria 3001 Australia
Tel +61 1300 55 47 57 Fax +61 3 9609 4372
bhpbilliton.com

BHP Billiton Plc
Neathouse Place
London SW1V 1BH UK
Tel +44 20 7802 4000
Fax + 44 20 7802 4111
bhpbilliton.com

29 November 2012

To: Australian Securities Exchange
London Stock Exchange

cc: New York Stock Exchange
JSE Limited

FOR ANNOUNCEMENT TO THE MARKET

Please find attached addresses to shareholders to be delivered by the Chairman and the Chief Executive Officer at BHP Billiton Limited's Annual General Meeting today in Sydney.

As part of the Dual Listed Company structure of the Group, the business conducted at the Annual General Meetings is determined by polls. The poll results will be released to the market after the conclusion of BHP Billiton Limited's Annual General Meeting.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Jane McAloon
Group Company Secretary

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street Melbourne Victoria 3000

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place, London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

BHP Billiton Limited Annual General Meeting Speeches by Jac Nasser, Chairman, BHP Billiton and Marius Kloppers, Chief Executive Officer, BHP Billiton 29 November 2012 BHP Billiton Limited Annual General Meeting 29 November 2012 Jac Nasser, Chairman, BHP Billiton Good morning ladies and gentlemen. My name is Jac Nasser. May I draw your attention to the disclaimer we show every year. Welcome to the 2012 Annual General Meeting of BHP Billiton Limited. I also extend a welcome to shareholders who are online. I would like to ask Donna Ingram, Cultural Representative of the Metropolitan Local Aboriginal Land Council, to give a Welcome to Country. Thank you, Donna. I would like to acknowledge the Gardigal people of the Eora nation and pay respect to elders past and present and extend that respect to other Aboriginal people present. New South Wales is a very important State to BHP Billiton. We have 180,000 New South Wales-based shareholders and we thank you for your support. I would also like to recognise the contribution of BHP Billiton’s 6,000 people in New South Wales who work in our coal mining operations in the Hunter Valley and the Illawarra. All your Directors are here, including Pat Davies, who joined the Board in June. Pat was the Chief Executive of Sasol, a global oil, gas and chemical company. Welcome Pat to your first BHP Billiton Limited AGM. In addition to our Chief Executive Officer, Marius Kloppers, we have our Group Management Committee with us today. During the year, we appointed two executives to the team: Graham Kerr and Mike Henry. All of our operational executives run global businesses that are world class in terms of their size, quality and complexity. Three of the four Australian-based members of our Forum on Corporate Responsibility are here today. Let me welcome Simon Longstaff, James Ensor and Greg Bourne. All Forum members are leaders in their own communities. They bring a range of views on environmental, indigenous, social and geopolitical issues. Thank you for your contribution. Our fourth Australian member, Professor Mick Dodson, joined the Forum this year. He sends his apologies today. Mick is a member of the Yawuru people, the traditional Aboriginal owners of land and waters in the Broome area of the southern Kimberleys. He is Director of the National Centre for Indigenous Studies and a Professor of Law at the Australian National University. Mick is a prominent advocate on land rights and other issues affecting Aboriginal and Torres Strait Islander people. He has worked for the rights of Indigenous people worldwide through various roles with the United Nations and, as you all know, in 2009 Mick was named Australian of the Year. Global Economy Let me begin today on the global outlook. While there are some signs that the global economy is stabilising, uncertainty and high government debt continue to be the most pressing challenges. The free flow of information, trade and capital means that economic issues once contained within regional boundaries are now felt across the world. This is evident in Europe where growth has been negative. Pg 2

BHP Billiton Limited Annual General Meeting Speeches by Jac Nasser, Chairman, BHP Billiton and Marius Kloppers, Chief Executive Officer, BHP Billiton 29 November 2012 Financial and economic problems continue, and it’s difficult to predict how and when they will be resolved but we do expect it to take considerable time. In the United States, while some positive signs have emerged, consumers there remain cautious, unemployment levels continue to be high and a sharp improvement in economic growth remains unlikely. The re-election of President Obama has resolved some of the uncertainty in the outlook for the US, but the structural imbalance between the country’s revenue and spending remains the biggest issue. High public debt levels in both the US and Europe will need to be addressed if a firm recovery in these economies is to be realised. Most of the developed economies are in the midst of a slow and uneven recovery, with much work still ahead. The economic outlook for the rest of the world is mixed, with China remaining the driver of growth. However, even in China, in recent times the rate of economic growth has been slower. This is primarily driven by the Chinese Government steering the economy to more sustainable long-term growth. It is also due to the cyclical and structural challenges being faced in both the domestic Chinese economy and global markets. This in turn has raised questions about China’s future demand for natural resources. Xi Jinping has been appointed General Secretary of the Chinese Communist Party and is expected to become China’s President in March. We also anticipate that the Chinese Government will continue with its current Five-Year Plan, which was introduced last year. This plan emphasises continued economic reforms and increased domestic consumption, and should ensure China’s middle class continues to grow. While we don’t expect the growth levels of the past decade to continue, we do believe that further urbanisation and industrialisation in China will support future growth in demand for commodities. We generally agree with the conclusions of the Australian Government’s white paper on the Asian Century. We believe that Asia’s rise will continue to lift millions of people out of poverty and, over time, will see the region become home to most of the world’s middle class. However, we also believe the United States and Europe will remain, along with China, major engines of economic growth. The unprecedented phase of growth in Asia, together with the recovery in the US and Europe, should provide an extraordinary opportunity for Australia as a trading nation. In the case of Australia, what I believe we are trying to achieve is a more sustainable, safer country with improved living standards for all Australians. The only way we will achieve this vision is by all of us working together to make Australia efficient, productive, stable and competitive. Rising living standards across the region will require energy and mineral resources to support sustainable growth. For instance, the International Energy Agency recently estimated that global energy demand will grow by more than one-third over the period to 2035, with China, India and the Middle East accounting for 60 per cent of that increase. These global shifts in demand reflect the trend of millions of people working their way out of poverty and your company is playing a critical role in this important change. Improvements in living standards in Asia will, over time, change the demand mix for commodities in our portfolio, as they have over the long history of BHP Billiton. Pg 3

BHP Billiton Limited Annual General Meeting Speeches by Jac Nasser, Chairman, BHP Billiton and Marius Kloppers, Chief Executive Officer, BHP Billiton 29 November 2012 BHP Billiton in context One of the strengths of your company has been its ability to innovate and adapt to changes in demand for well over 100 years. That strength has come from the quality of the men and women who led, and continue to lead, the company. From the early 20th century, BHP’s iron ore, coal and steel underpinned the development of infrastructure such as bridges, buildings and railways, while Billiton’s minerals and aluminium helped build the cars and consumer goods that industrialised economies needed as national incomes rose. As demand for modern communications, industrial machinery and energy grew, we looked for new opportunities in new countries and new commodities. In the 1960s, BHP’s board and management decided to explore for oil in Bass Strait in partnership with Esso. Deciding to search for oil when the company’s core business was steel was not only profound, but challenged the established view of shareholders and employees of BHP. This decision was good for shareholders and it actually helped insulate Australia from the oil shocks in the 1970s. From a longer term perspective, that decision created our Petroleum business, which today accounts for over 20 per cent of our profit. Then, in the mid-1980s the company took a decision that made Australian history and transformed BHP. We acquired Utah International from GE for A$2.4 billion. To put this into context, the acquisition was about equal to BHP’s market value prior to the transaction. This transformed BHP into a major global minerals company and established us in the copper business. Today, our Base Metals business, of which copper is the primary product, generates 15 per cent of our profit. It is also a good example of how we play a crucial role in the development of emerging economies and living standards. That’s because copper is critical to power supply, telecommunications and electronic devices, and is directly linked to economic development. For example, six years ago China consumed about 25 per cent of global copper, today it consumes more than 40 per cent. On this basis the supply and demand dynamics for copper look positive for the future. Fast forward to 2011 and our decision to enter the US onshore oil and gas industry. This decision was made with the same long-term focus to build on the quality and diversity of our resource base that we saw in the 60s and 80s. In a similar way, our focus on potash also reflects a long-term view that urbanisation and increasing world population will drive growth in demand for food. While potash is a new sector for us, like oil, gas and copper once were, it is mined using traditional methods; BHP Billiton’s core expertise. It is important to view the long-term investments we make, like onshore oil and gas and potash, through the prism of how decisions like these have transformed the company. These have generated much of today’s profit and created shareholder value over a very long time. Pg 4

BHP Billiton Limited Annual General Meeting Speeches by Jac Nasser, Chairman, BHP Billiton and Marius Kloppers, Chief Executive Officer, BHP Billiton 29 November 2012 Business Performance Let me now turn to our financial results. I am pleased to report that BHP Billiton is in a strong financial position. This is despite the challenges of higher capital and operating costs, stronger producer currencies and more regulation, as well as volatility in commodity prices. Within this difficult environment, our profit and net operating cash flows are the second highest in our history, while our dividend is the highest. We reported a profit of US$15.4 billion after exceptional items and a net operating cash flow of over US$24 billion. Our balance sheet is strong and we retain a solid A credit rating. We declared a full-year dividend of US$6 billion or 112 US cents per share, an increase of 11 per cent, extending the unbroken record of a progressive dividend over the past 10 years. We also achieved a total shareholder return of 342 per cent compared to an ASX200 return of 117 per cent over the last decade, and over that period we have also outperformed other global mining companies. This means that if you invested A$1,000 ten years ago and you reinvested all your dividends, today you would have A$3,420. At a time when the life span of companies seems to be getting shorter, I think it is worth making the point that in the 127 year history of BHP, now BHP Billiton, we have only missed paying dividends in seven years. The last time that happened was in 1931. Impairments Within an overall good performance we wrote down our US Fayetteville gas asset by US$1.8 billion after tax. Writing down the value of any asset is clearly disappointing for the Board, management and shareholders. This write down resulted from a significant drop in gas prices following an unusually warm winter in the US and increased natural gas supply, which together caused an imbalance in the gas market. As I said earlier, we remain of the view that investing in US onshore natural gas and liquids is the right decision for BHP Billiton shareholders, and that is why we subsequently acquired Petrohawk. The onshore assets that we acquired with Petrohawk and Fayetteville complement our existing oil and gas business. Onshore natural gas and liquids form a critical part of the US Government’s commitment to be energy independent and your company is well positioned to benefit from this transformation. Building this business was one of our most important recent investments, but what I believe is more important is that, over the last five years, BHP Billiton has become a safer, more diversified and stronger company. Today we are four years into the global financial crisis. Given the fundamental shifts taking place, the low levels of growth in many developed countries and the volatility in just about every facet of life, from stock markets to politics to the weather, the business world is as tough as ever. Our industry is particularly challenging. The investments we need to make are larger and they are longer term. Our industry is cyclical, heavily regulated and has high environmental and community expectations. Pg 5

BHP Billiton Limited Annual General Meeting Speeches by Jac Nasser, Chairman, BHP Billiton and Marius Kloppers, Chief Executive Officer, BHP Billiton 29 November 2012 Despite that, since 2007 we have: reduced the injury rate by 36 per cent; cut our Greenhouse Gas emissions by over 19 per cent; continued to invest to create shareholder value; set production records at 10 or more of our operations every year; generated an average EBIT margin of over 40 per cent; achieved an average return on capital of 30 per cent; and created a unique operating model with clear accountabilities for all our people and standard operating procedures across our global businesses. In the face of the global financial crisis, your company has also become one of the world’s most valuable companies. This sort of performance doesn’t happen by accident. It is a credit to every one of our 100,000 people led by Marius and his team. Community Contribution Critical to our ongoing success is a genuine commitment to health, safety and the environment and our ability to make a positive difference in the communities in which we operate. We understand the need to responsibly manage the social and environmental aspects of our operations. While we don’t get everything right, we work hard to listen to people, respect their rights and take their views and concerns into account in our decision-making. When we do that well, our stakeholders value the relationship with us and everyone benefits. In line with our commitment to invest one per cent of our pre-tax profits in community programs, we have invested more than US$1.3 billion into the community over the past decade. For example, in 2011 we began a five-year partnership with the international not-for-profit organisation PATH. We have committed US$25 million to this project that will improve critical health and development services in Mozambique and South Africa for pregnant women and babies. We have also helped many children across the world to start, and complete, a formal education. Here in Australia, last year we contributed US$86 million to local community programs which supported: a science education program for school children through the University of Wollongong; counseling services and other social support programs in the Hunter Valley; and the preservation of Aboriginal culture across the Canning Stock Route in Western Australia. Of course, in addition to supporting these programs, we also make an important financial contribution through tax, royalty payments, procurement and employment. Last year, we paid US$12 billion to governments around the world in taxes and royalties. Of these, our largest payments were made in Australia, where we paid over US$9 billion. In addition, across our Australian operations we spent US$20 billion sourcing 85 per cent of our Pg 6

BHP Billiton Limited Annual General Meeting Speeches by Jac Nasser, Chairman, BHP Billiton and Marius Kloppers, Chief Executive Officer, BHP Billiton 29 November 2012 products from Australian businesses. Taken together, that means we generate over one hundred and fifty thousand jobs across the Australian economy. I think all shareholders can take pride in the contribution that both the company and our people make to the community. Conclusion Let me conclude by saying that we are playing a critical role in the development of the global economy at an extraordinary time in world history. We are all part of an industry that supplies the resources that make a positive difference in improving the lives of hundreds of millions of people. I believe as shareholders you have every reason to feel proud of your company. On your behalf I want to thank all of our people at over one hundred operations for their continued efforts. I would also like to thank you, as shareholders, for your commitment to BHP Billiton. We will continue to govern the company in your interests. Marius Kloppers, Chief Executive Officer, BHP Billiton Thank you Jac and good morning everyone. This morning I would like to talk about three broad themes: the performance of your company in the 2012 financial year; the market conditions we are facing, including the economic outlook; and how BHP Billiton is placed to meet the conditions currently facing the industry and what we are doing in response. But first, let me start as I always do with safety, our overriding value. Our Charter is at the heart of everything we do. It clearly emphasises the importance of putting health and safety first, the importance of being environmentally responsible and the role that we play in supporting the communities in which we operate. While we saw a six per cent reduction in our total recordable injury frequency to the lowest level on record, tragically we had three fatalities in the 2012 financial year and another fatality in September of this year. It is devastating for the family, friends and colleagues of these workers, and it is a very sobering and salient reminder that we must make elimination of fatal risks our first priority each and every day. No fatality is ever acceptable and on behalf of everyone at BHP Billiton I would like to offer my sincere condolences. Performance Turning to our performance, I am pleased to say that your company achieved a very robust set of financial results despite significant volatility and uncertainty in the external environment during the 2012 financial year. We delivered Attributable profit of US$15.4 billion, underlying EBITDA of US$33.7 billion and underlying EBIT of US$27.2 billion. This was all achieved during a time of falling commodity Pg 7

BHP Billiton Limited Annual General Meeting Speeches by Jac Nasser, Chairman, BHP Billiton and Marius Kloppers, Chief Executive Officer, BHP Billiton 29 November 2012 prices and rising costs, as well as temporary, one-off impacts that significantly affected three of our largest and highest margin businesses: Escondida in Chile, our Petroleum operations in the Gulf of Mexico, and Queensland Coal. Our result was not only robust in an absolute sense, but also relative to our peers. We were especially pleased to report very strong net operating cash flow of US$24.4 billion, which represented only a modest reduction of one per cent in the June 2012 half year when compared with the first half. This demonstrates how we are continuing to generate strong results that enable us to keep investing in the business throughout the cycle. These financial results can only be achieved through disciplined management and excellent operational performance. Our overall strong performance is testament to the reliability of our operations, our highly skilled operators and the successful ramp-up of expanded capacity. We achieved annual production records at 10 of our operations, including a twelfth consecutive production record at Western Australia Iron Ore. I make specific mention of Iron Ore purely because it demonstrates the value of our strategy of investing throughout the cycle: we chose to invest US$4.8 billion in our Iron Ore business at the depth of the global financial crisis and we are now seeing the benefits of that decision. This commitment of continued investment throughout the cycle is one of the key elements of our broader strategy that sets us apart from our peers. In fact, we now have a total of 19 predominantly brownfield projects that are on-budget and on-schedule, with the majority delivering first production before the end of the 2015 financial year. With this extensive pipeline of projects currently in execution, and capital and exploration expenditure of US$22 billion for the Group in the 2013 financial year, we are fully committed and no major project approvals are anticipated over this timeframe. The completion of these projects and the release of latent capacity in Escondida, Queensland Coal and the Gulf of Mexico as they recover from those temporary production issues, will underpin a compound annual volume growth rate of around 10 per cent this year and next. It would be remiss of me not to recognise that our continued strong performance is only made possible by the support we receive from the communities in which we operate. We are successful when our communities value their relationship with us and we are able to leave a positive and lasting legacy wherever we operate. It is part of this commitment that drives our voluntary community investments, which I am proud to say in the 2012 financial year totalled US$214 million. As a large organisation that leaves an indelible footprint wherever we operate, we believe we have an economic and social responsibility to make positive contributions to the communities, regions and countries where we work. Let me now turn to the changing environment in which we are now operating. Market Conditions First, I will address the short-term volatility we have experienced in recent months, before making a couple of comments on the longer term outlook. In the last six months, prices for iron ore, and to a lesser extent metallurgical coal, were impacted by destocking activity in Pg 8

BHP Billiton Limited Annual General Meeting Speeches by Jac Nasser, Chairman, BHP Billiton and Marius Kloppers, Chief Executive Officer, BHP Billiton 29 November 2012 China. This destocking, coupled with lower steel demand from Europe, India and the Middle East, led to a sharp decrease in the price of steelmaking raw materials. Subsequent to these events, restocking has commenced and is largely complete; as a result, we do not anticipate any material pricing upside in the near term. Likewise, over the same period, we have seen short-term movements in the pricing of tradeable metals. This was largely fuelled by the United States’ third round of quantitative easing and the resulting lower interest rate environment. This increase occurred despite no fundamental change in underlying demand and, as a result, prices have subsequently declined to previous levels. As we look to the longer term, China’s recent slowdown is directionally in line with what was expected and what the Chinese Government had indicated would occur. It is aligned with the path taken by other major economies as they have developed, and is what we believe is required to support sustainable growth in China over the longer term. China’s GDP growth is expected to range between seven and eight per cent in the coming years.While this is lower than the double digit growth rates seen over the past decade, it is coming off a much larger base and will still underpin strong underlying growth in commodities demand. China’s unique and substantial industrialisation and urbanisation continues to give us confidence in the long-term outlook. Over the past decade we have experienced unsustainably high prices in some commodities such as iron ore and metallurgical coal, as growth in demand from China and other developing nations outweighed the pace of new low-cost supply additions. At the same time, we have experienced very significant cost escalation in the industry, compounded by a strengthening in the currencies of key producing countries. In the face of higher prices, we have also seen a trend towards some governments seeking to increase royalties and taxes, which placed further pressure on costs. Nowhere was this more evident than here in Australia. With the shortage of low-cost supply now well advanced towards being filled, prices for those commodities that experienced the greatest supply-demand shortage, and therefore the greatest price increases, are expected to ‘mean revert’ in the period ahead. The companies and regions who will do well in the current environment will be those who sit at the low end of the cost curve, who are able to expand production in a timely and disciplined fashion, and who can invest in the right portfolio of commodities. For governments this means providing a framework that readily supports speed, stability and competitiveness. How BHP Billiton is positioned to meet the challenges and opportunities This leads me to the BHP Billiton strategy of owning and operating large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market. This strategy has been largely unchanged for more than a decade. Pg 9

BHP Billiton Limited Annual General Meeting Speeches by Jac Nasser, Chairman, BHP Billiton and Marius Kloppers, Chief Executive Officer, BHP Billiton 29 November 2012 Our diversification strategy reduces our exposure to any one commodity or currency – the value of this has been demonstrated time and again, most recently over the past year where your company has outperformed its peers across a number of dimensions. Combined with disciplined financial management, it is this diversification strategy that helps deliver resilient cash flows, allowing us to invest in our business throughout the commodity cycle. We have a uniquely diversified portfolio. No other peer company has the mix of minerals and oil and gas within their portfolios as we do, and the value of this level of diversification is particularly evident during times of significant market volatility. For example, over the last financial year when global economic volatility was significant, we had a robust underlying EBIT margin of 39 per cent. Illustrating the value of diversification: while market commentators and many of our competitors were more materially impacted by the decline in iron ore prices during that period, stronger prices for crude oil, liquefied natural gas and thermal coal delivered a substantial boost to our profits. The diversification of our portfolio also means we are poised to capture the opportunities presented by markets in all stages of the demand cycle. To highlight this point, China’s growth over the past decade has been based on the need for new cities, buildings, roads, housing and so on to support the industrialisation and urbanisation. As has been witnessed in other major economies as they have developed, this build out of the capital stock in China will begin to plateau in due course. China’s future needs will change and the focus will gradually switch toward greater mechanisation to drive productivity growth and to the next level of consumer goods, such as white goods, heating and air-conditioning, cars, stoves, and other similar goods. This progressive transition from an investment-led to a more consumption-led economy in China, and other developing economies, will naturally result in an eventual moderation of demand for commodities such as iron ore and coal, but sustained increases in demand for commodities such as copper and the suite of energy products. As the middle class continues to increase as a proportion of the total population, and in the face of constraints to arable land, better diets will also likely lead to a demand increase for fertiliser products such as potash. So it is important to understand that the market will still offer substantial opportunities for those companies that can supply the right commodities competitively. In fact, we expect commodity demand to grow by 50 to 80 per cent in the next 15 years, and BHP Billiton is in the enviable position of having the commodities in our portfolio to meet the demands of every stage of the industrialisation cycle. However, as I said earlier, as prices for some commodities mean revert in real terms it is even more critical that we ensure that our costs remain very competitive and at the low end of the US dollar cost curve. In response to the changing environment we have taken decisive and proactive action to ensure we remain at the lower end of the cost curve and our focus in this regard is ongoing. To this end, you will have seen us re-sequence our growth portfolio, slow down or stop some development projects, shut down several higher cost operations and commence a significant and targeted cost reduction program across the Group. This program will substantially reduce operating costs and non-essential expenditure which is critical in the current environment. Pg 10

BHP Billiton Limited Annual General Meeting Speeches by Jac Nasser, Chairman, BHP Billiton and Marius Kloppers, Chief Executive Officer, BHP Billiton 29 November 2012 More specifically, in Australia at our Metallurgical Coal business we ceased production at Norwich Park and Gregory mine in Queensland and delayed the expansion of Peak Downs while still pursuing other substantial reductions in operating costs and non-essential expenditure. All of these actions are driven by the need to ensure the competitiveness of existing and future operations in this changing environment. While we recognise it is our role to carry the bulk of the task, the reality is that we cannot do the heavy lifting on competitiveness alone. The cost environment within which we operate is heavily influenced by government policy and regulation. It is important for Governments to provide stable, predictable policy regimes in our key operating jurisdictions that support our own efforts to reduce costs. Governments must ensure those elements of the cost environment they control provide a competitive framework within which future investment is encouraged. This extends to royalties, taxes, regulatory burdens and productivity-related policies. Collaboration between industry and government is critical to restoring cost competitiveness in our sector. This will be to the benefit of both industry and the broader economy. Conclusion In summary, despite the last financial year being sometimes challenging for the industry, with substantial volatility and uncertainty in the external environment, BHP Billiton delivered a very robust set of financial and operational results. Our unchanged strategy and disciplined financial and operational management not only benefits us in the present but also means we are uniquely positioned to capture the opportunities that will exist in the future. We have an unrivalled portfolio of high quality, long-term development options. This includes 19 major growth projects currently in execution that are largely low-risk, brownfield expansions, in the same assets that have generated industry leading returns over more than a decade. On average, these projects in execution are expected to deliver a 15 per cent rate of return on investment. As our expenditure on these projects reduces over time and our level of flexibility increases, we will continue to allocate future capital to those projects that have the most attractive risk/return metrics. We are committed to our long-held strategy of investing through the cycle. We have delivered strong total shareholder returns of more than 600 per cent over the decade to the end of the 2012 financial year. This is approximately double that of our core peer group. We have grown the dividend and returned approximately US$54 billion to shareholders over that timeframe, equivalent to about 50 per cent of our underlying earnings. Our portfolio is perfectly suited to the economic conditions that lie ahead, and it is for this reason we are even better placed to outperform our peers over the next decade, and well into the future. In concluding, I would like to thank you, our owners. We value your continued support and always welcome your contributions. Pg 11

BHP Billiton Limited Annual General Meeting Speeches by Jac Nasser, Chairman, BHP Billiton and Marius Kloppers, Chief Executive Officer, BHP Billiton 29 November 2012 Finally, I would like to finish by thanking our more than 46,000 employees and 78,000 contractors around the world who have been at the heart of our success. Jac Nasser, Chairman, BHP Billiton I would like to say a few words about succession. As you know, there has been a lot of comment recently about succession at BHP Billiton. So let me take a few moments to give you our position on executive development and succession planning. I believe the Board’s most important task is the development of our people and ensuring we have the right people in the right roles at all levels of the company. Succession planning and executive development is a process and not an event, and at BHP Billiton this process is ongoing and thorough. It starts from the first day the CEO and his team are appointed. It involves assessing the skills and experiences that will be required and, in turn, focusing our development actions to make sure we have those skills and experiences when they are needed. This is not only good people practice, it is good risk mitigation. As part of the executive development process we identify high potential people at various levels both inside and outside the company on an ongoing basis. We use our own human resources people and we also use external advisors. The external advisors help us benchmark our internal talent and enable us to identify the best talent outside our company. This succession process is ongoing at all levels of the company. For instance, in the past year, Graham Kerr, a long-time employee, took over from Alex Vanselow as Chief Financial Officer. This is a good example of our executive development and succession planning process. The performance of your company over recent years demonstrates how well our process works. We have a world class leadership team headed by Marius that has successfully guided the company through very difficult conditions; conditions that have negatively impacted many of our peers and many other companies around the world. In terms of CEO succession, where we are now, is where any company would be two, five or more years into the tenure of a CEO. That is, we continue our commitment to the succession planning process we put in place when our CEO was appointed. Our executive development and succession planning has worked very well for us. I believe you should have every confidence it will continue to work well for the company and shareholders in the future. The Chairman then conducted the formal items of business, including the item on the Remuneration Report as follows. Remuneration Report We are committed to clear reporting and effective governance of compensation. Shareholders have the right to understand how compensation is structured, and we support the actions of both the Australian and UK Governments to introduce more transparency and shareholder involvement in executive pay. Pg 12

BHP Billiton Limited Annual General Meeting Speeches by Jac Nasser, Chairman, BHP Billiton and Marius Kloppers, Chief Executive Officer, BHP Billiton 29 November 2012 We have provided information in our Remuneration Report that demonstrates the linkages between executive pay, the Group’s strategy and the performance of BHP Billiton. We have also reported actual pay of the CEO and the executive team. What our shareholders tell us about our pay policy and practices is very important to us. We know that there are many views; however, over the last few years our pay practices have been strongly supported by shareholders, with more than 96 per cent voting in favour. Your Board spends considerable time balancing the need to attract and retain key executives while ensuring the alignment of interests with shareholders. We pay a combination of fixed pay together with short and long-term incentives, both of which are at risk. First, we link pay to the wellbeing of the company in the shorter term. This means that we take into account both the financial and non-financial effect senior executives have on BHP Billiton and our stakeholders. These factors include health, safety, environment and community relationships, as well as business performance and capital investments. Bonuses this year to our senior executives were significantly lower than last year; they ranged from zero to half the maximum bonus available. We also look at the longer term. We were one of the first companies to put in place an incentive plan that measures performance at the end of a five year time frame. We believe that by measuring performance over five years our plan better aligns executive and shareholders’ interests, and we remain only one of three companies in the ASX30 and the FTSE100 to do this. Closing Remarks In closing, let me again thank you for your support and commitment. We value your comments and ideas and will continue to strive for ongoing improvement on your behalf. The poll results will be notified to stock exchanges later today and will be posted on our website. Thank you for coming along today and I hope you have time to join us for refreshments. Pg 13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: November 29, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary